UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File No. 001-38612

ELECTRAMECCANICA VEHICLES CORP.

(Translation of registrant's name into English)

102 East 1st Avenue

Vancouver, British Columbia, Canada, V5T 1A4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Attached as Exhibit 99.1 is our Quarterly Report for the quarter ended September 30, 2020. The information in this Quarterly Report on Form 6-K and the exhibits hereto are incorporated by reference into: (i) our registration statement on Form F-3 (333-227883), originally filed on October 18, 2018, and the prospectus supplement thereto filed on July 14, 2020; and (ii) our registration statement on Form F-3 (333-229562), originally filed on February 8, 2019, and the prospectus thereto filed on March 1, 2019.

Exhibits

Exhibit No.	Exhibit
99.1	Quarterly Report for the nine months ended September 30, 2020.
99.2	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.
99.3	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation
101.DEF	XBRL Taxonomy Extension Definition
101.LAB	XBRL Taxonomy Extension Labels
101.PRE	XBRL Taxonomy Extension Presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Quarterly Report to be signed on its behalf by the undersigned hereunto duly authorized.

ELECTRAMECCANICA VEHICLES CORP.

Date: November 10, 2020.	By:	/s/ Baljinder K. Bhullar
	Name:	Baljinder K. Bhullar
	Title:	Chief Financial Officer and a director (Principal Financial Officer and Principal Accounting Officer)

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